SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2005.

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__   No X

(If “Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .)

Registrant’s telephone number, including area code: 972 3 575-2750

EXPLANATORY NOTE

Attached are the following exhibits:

99.1 Press release, released publicly on August 2, 2005, including consolidated financial statements for the three months ended June 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: August 3, 2005	By:	/s/ Yoram Bibring
Yoram Bibring
Chief Financial Officer